UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2011
Commission File Number: 0-29946
Qiao Xing Universal Resources, Inc.
(Translation of registrant’s name into English)
Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong, People’s Republic of China 516023
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

EXHIBIT INDEX
SIGNATURE
EX-99.1

1. Other Information
On April 8, 2011, Qiao Xing Universal Resources, Inc. (“XING”) issued a press release announcing it is currently expecting to file its 2010 financial results in May 2010, which is earlier than the Company reported in recent prior years. The Company also announced certain management changes, including the resignation of its Chief Financial Officer Mr. Jiang Aijun. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
2. Exhibits
(a) Exhibits:
The Exhibit Index attached hereto is hereby incorporated by reference to this Item.
EXHIBIT INDEX

Exhibit
Number	Exhibit Title

99.1	Press Release, dated April 8, 2011

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 8, 2011	Qiao Xing Universal Resources, Inc.
	By:	/s/ Rui Lin Wu
		Name:	Rui Lin Wu
		Title:	Chairman

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